Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

April 28, 2016

Exhibit 99.1

pressrelease

Media contact: Investor contact:

Mike Jacobsen, APR Steve Virostek

+1 330 490 3796 +1 330 490 6319

michael.jacobsen@diebold.com stephen.virostek@diebold.com

FOR IMMEDIATE RELEASE:

Apr. 28, 2016

DIEBOLD REPORTS 2016 FIRST QUARTER FINANCIAL RESULTS

GAAP EPS attributable to Diebold, including a gain from sale of North America electronic security business, was $2.56; non-GAAP EPS was $(0.05)

GAAP EPS from continuing operations was $0.31, or $(0.03) on a non-GAAP basis

Adjusted EBITDA was $29.4 million, or 5.8% of total revenue

Total financial self-service (FSS) revenue decreased 4.4% in constant currency

Company revises outlook for 2016

NORTH CANTON, Ohio—Diebold, Incorporated (NYSE: DBD) today reported its first quarter 2016 financial results.

“During our first quarter, we delivered on several positive strategic developments. However, our operating results fell short of our expectations due to lower hardware volume — particularly in emerging markets,” said Andy W. Mattes, Diebold president and chief executive officer. “Services revenue in our financial self-service business, however, increased approximately 5% in constant currency during the quarter, reflecting our continued emphasis on growing this higher-value business. On a GAAP basis, earnings were strong given the gain from the sale of the North America electronic security business and benefits from our hedging strategy for the Wincor Nixdorf transaction. We met several major milestones toward completing this strategic business combination by successfully reaching the tender threshold, obtaining antitrust approvals in certain countries and finalizing financing in line with our expectations.” Mattes continued, “Our results during the quarter further validate our strategy of becoming a services-led, software-enabled company. The business combination with Wincor Nixdorf will broaden our geographic footprint, build scale and increase our presence in developed markets such as Europe, where services and software represent a large portion of the market opportunity. We have already begun the integration planning process to accelerate the realization of synergies and bring innovative solutions and services to our customer base.”

First Quarter Highlights

Sold more than 700 Diebold ATMs with service support to BBVA Bancomer for new branches and to replace existing branch terminals throughout Mexico.

Won several software agreements in the Americas for multi-vendor ATM and security applications.

Signed a contract with a top-5 bank in France for more than 200 ATMs, related services and software.

Secured a multi-million dollar ATM order with Al Rajhi Bank in Saudi Arabia.

Regions Bank chose Diebold’s leading-edge anti-skimming solution, ActivEdge™, as its standard card reader and are retrofitting 400 ATMs with this technology.

Financial Results of Operations

On Feb. 1, 2016, the company completed the divestiture of its North America electronic security business to Securitas AB. As a result, North America electronic security financial results and the gain of the sale are reported as discontinued operations.

Revenue

Total revenue for the first quarter 2016 was $509.6 million, a decrease of $65.2 million or 11.3% from the prior-year period, and a decrease of 6.1% in constant currency, with currency impacts across all geographies. In constant currency, total services revenue increased 3.5% led by North America and Europe, but was more than offset by lower product revenue in China, Brazil and North America.

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FSS revenue decreased 9.8%, or 4.4% in constant currency. The decrease in revenue in constant currency was driven by reduced hardware volumes in emerging markets and North America. Constant currency revenue growth in North America’s services business, as well as growth in EMEA, helped to partially offset this decline. Security revenue decreased $8.4 million, or $7.2 million in constant currency due to a volume decline in North America’s physical security business.

Gross Margin

Total gross margin for the first quarter 2016 was 27.2%, a decrease of 50 basis points from the first quarter 2015, driven primarily by a 270 basis point decline in product margin. The product margin decrease was primarily due to the macro environment in China as well as lower volumes and customer mix in North America.

Operating Margin

Total operating expenses decreased to $144.5 million, or 28.4% of revenue, for the first quarter 2016, compared with $162.3 million, or 28.2% of revenue, in the first quarter 2015. Operating expenses in the first quarter 2016 included restructuring and non-routine charges of $13.9 million, consisting primarily of acquisition and divestiture costs as well as legal, indemnification and professional fees related to the corporate monitor. The first quarter 2015 included restructuring charges and non-routine expense of $27.1 million, which included an asset impairment of

$10.3 million related to the sale of the company’s equity interest in its Venezuela joint venture and a $9.1 million impairment associated with legacy Diebold software following the acquisition of Phoenix.

Operating loss of $5.7 million, or (1.1)% of revenue, was realized in the first quarter 2016, compared with operating loss of $3.0 million, or (0.5)% of revenue, in the first quarter 2015. Non-GAAP operating profit in the first quarter 2016 was $8.8 million, or 1.7% of revenue, compared with $24.1 million, or 4.2% of revenue, in the first quarter 2015.

Other Income (Expense)

Other income compared with the same period in 2015 was higher, primarily attributable to a gain of $36.5 million associated with the company’s foreign currency option contracts entered into for the Wincor Nixdorf business combination.

Income Tax

The effective tax rate on the income (loss) from continuing operations for the first quarter 2016 was

(4.0)%, compared with 25.2% in the prior-year period. The significant decrease in the effective tax rate is primarily attributable to the nontaxable gain associated with the company’s foreign currency option contracts.

Income (Loss) from Continuing Operations, Net of Tax

Net income from continuing operations, net of tax was $20.7 million, or 4.1% of revenue in the first quarter 2016, compared with net loss from continuing operations, net of tax of $10.1 million, or (1.8)% of revenue in the first quarter 2015.

Adjusted EBITDA was $29.4 million, or 5.8% of revenue, in the first quarter 2016, compared with $44.6 million, or 7.8% of revenue, in the first quarter 2015.

Income from Discontinued Operations, Net of Tax

Income from discontinued operations, net of tax was $147.8 million in the first quarter 2016, compared with $4.5 million in the first quarter 2015. The company recorded a gain on the sale of the North America electronic security business, net of tax, of $149.1 million in the first quarter of 2016. The closing purchase price is subject to a customary working capital adjustment which is expected to be finalized in the second quarter of 2016.

Balance Sheet, Cash Flow

The company’s net debt was $62.2 million at March 31, 2016, an improvement of $222.5 million from December 31, 2015. The decrease in net debt was attributable to the proceeds from the sale of the company’s North America electronic security business. The company’s net debt to capital ratio was 5.5% at March 31, 2016, and 27.1% at December 31, 2015.

Free cash flow (use) in the first quarter 2016 was $(114.6) million, an increase in cash use of $(39.5) million from the first quarter 2015.

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Full-year 2016 Outlook
The company is updating its previous outlook for full-year 2016 revenue to be relatively flat, Adjusted EBITDA of $220 million to $235 million, and earnings per share of approximately $1.45 to $1.60 on a non-GAAP basis. The company expects a non-GAAP effective tax rate of approximately 28% for the full year.

	Previous Guidance	Current Guidance
Total Revenue	**Relatively flat (up 2%-4% in CC)**	**Down 2% to flat (flat to up 2% in CC)**
Adjusted EBITDA	--	**$220 million - $235 million**
2016 EPS (GAAP)	**$1.15 - $1.35**	**$0.70 - $0.95**
Restructuring	~$0.10 - $0.05	~$0.10 - $0.05
Non-routine (income)/expense:		
Legal, professional fees and other	~$0.10	~$0.10
Acquisition/divestiture fees	~$0.20	~$1.10 - $1.05**
Acquisition related hedging (income)/ expense	—	~($0.55)
Total non-routine (income)/expense	~$0.30 - $0.25	~$0.65 - $0.60
Total EPS (non-GAAP measure)	**$1.55 - $1.70**	**$1.45 - $1.60**

**Includes ~$0.80 of acquisition related interest expense

Overview Presentation and Conference Call
More information on Diebold's quarterly earnings is available on Diebold's Investor Relations website. Andy W. Mattes, president and chief executive officer, and Christopher A. Chapman, senior vice president and chief financial officer, will discuss the company's financial performance during a conference call today at 8:30 a.m. (ET). Both the presentation and access to the call / webcast are available at http://www.diebold.com/earnings. The replay of the webcast can be accessed on the web site for up to three months after the call.

About Diebold
Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money - bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at **www.diebold.com** or on Twitter: **http://twitter.com/DieboldInc**.

Non-GAAP Financial Measures and Other Information
To supplement our condensed consolidated financial statements presented in accordance with GAAP, the company considers certain financial measures that are not prepared in accordance with GAAP, including non-GAAP results, adjusted diluted earnings per share, free cash flow/(use), net investment/(debt), EBITDA and adjusted EBITDA. The company uses these non-GAAP financial measures, in addition to GAAP financial measures, to evaluate our operating and financial performance and to compare such performance to that of prior periods and to the performance of our competitors. Also, the company uses these non-GAAP financial measures in making operational and financial decisions and in establishing operational goals. The company also believes providing these non-GAAP financial measures to investors, as a supplement to GAAP financial measures, helps investors evaluate our operating and financial performance and trends in our business, consistent with how management evaluates such performance and trends. The company also believes these non-GAAP financial measures may be useful to investors in comparing its performance to the performance of other companies, although its non-GAAP financial measures are specific to the company and the non-GAAP financial measures of other companies may not be calculated in the same manner. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. We are also providing EBITDA and Adjusted EBITDA in light of our recent issuance of our 8.5% senior notes due 2024. For more information, please refer to the section, "Notes for Non-GAAP Measures".

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS
In connection with the proposed business combination with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission ("SEC"), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, "BaFin")

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approved the publication of the German offer document in connection with the offer. Diebold published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BaFin OR PUBLISHED AT DIEBOLD’S WEBSITE at www.diebold.com UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL

CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding anticipated adjusted revenue growth, adjusted internal revenue growth, adjusted diluted earnings per share, and adjusted earnings per share growth. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “could,” “should” or words of similar meaning. Statements that describe the company’s future plans, objectives or goals are also forward-looking statements. Forward-looking statements are subject to assumptions, risks and uncertainties that may cause actual results to differ materially from those contemplated by such forward-looking statements. The factors that may affect the company’s results include, among others: the company’s ability to successfully consummate the purchase of Wincor Nixdorf, including satisfying closing conditions; the ultimate outcome and results of integrating the operations of the company and Wincor Nixdorf, the ultimate outcome of the company’s pricing and operating strategy applied to Wincor Nixdorf and the ultimate ability to realize synergies; the success of the company’s strategic business alliance with Securitas AB; the company’s ability to reduce stranded costs related to its electronic security business from its ongoing operations; the impact of market and economic conditions on the financial services industry; the capacity of the company’s technology to keep pace with a rapidly evolving marketplace; pricing and other actions by competitors; the effect of legislative and regulatory actions in the United States and internationally; the company’s ability to comply with government regulations; the impact of a security breach or operational failure on the company’s business; the company’s ability to successfully integrate acquisitions into its operations; the impact of the company’s strategic initiatives; and other factors included in the company’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2015, the Registration Statement on Form S-4 filed in connection with the proposed business combination with Wincor Nixdorf and in other documents that the company files with the SEC. You should consider these factors carefully in evaluating forward-looking statements and are cautioned not to place undue reliance on such statements. The company assumes no obligation to update any forward-looking statements, which speak only as of the date of this press release.

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Revenue Summary by Service, Product and Segment

(Dollars In Millions) % Change

% Change Constant

Q1 2016 Q1 2015 Currency

Financial self-service

Services $ 289.3 $ 291.2 (0.7)% 4.9%

Products 157.2 203.8 (22.9)% (17.8)%

Total financial self-service 446.5 495.0 (9.8)% (4.4)%

Security

Services 47.4 50.4 (6.0)% (4.1)%

Products 13.7 19.1 (28.3)% (27.7)%

Total security 61.1 69.5 (12.1)% (10.6)%

Total financial self-service and security 507.6 564.5 (10.1)% (5.2)%

Brazil other 2.0 10.3 (80.6)% (72.8)%

Total revenue $ 509.6 $ 574.8 (11.3)% (6.1)%

% Change

% Change Constant

Revenue summary by segment Q1 2016 Q1 2015 Currency

NA $ 251.7 $ 259.2 (2.9)% (2.0)%

AP 80.5 110.5 (27.1)% (22.4)%

EMEA 85.6 86.8 (1.4)% 5.3%

LA 91.8 118.3 (22.4)% (8.9)%

Total revenue $ 509.6 $ 574.8 (11.3)% (6.1)%

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DIEBOLD, INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS—UNAUDITED

(IN MILLIONS EXCEPT EARNINGS PER SHARE)

Q1 2016 Q1 2015

Net sales

Services $ 336.7 $ 341.6

Products 172.9 233.2

Total 509.6 574.8

Cost of sales

Services 228.5 229.9

Products 142.3 185.6

Total 370.8 415.5

Gross profit 138.8 159.3

Gross margin 27.2% 27.7%

Operating expenses

Selling and administrative expense 125.6 120.5

Research, development and engineering expense 18.5 22.3

Loss on sale of assets, net 0.4 0.1

Impairment of assets — 19.4

Total 144.5 162.3

Percent of net sales 28.4% 28.2%

Operating loss (5.7) (3.0)

Operating margin (1.1)% (0.5)%

Other income (expense)

Investment income 4.9 7.9

Interest expense (11.5) (8.0)

Foreign exchange (loss) gain, net (2.4) (9.2)

Miscellaneous, net 34.6 (1.2)

Total other income (expense) 25.6 (10.5)

Income (loss) from continuing operations before taxes 19.9 (13.5)

Income tax (benefit) expense (0.8) (3.4)

Income (loss) from continuing operations, net of tax 20.7 (10.1)

Income from discontinued operations, net of tax 147.8 4.5

Net income (loss) 168.5 (5.6)

Net income (loss) attributable to noncontrolling interests 0.3 (2.8)

Net income (loss) attributable to Diebold, Incorporated $ 168.2 $ (2.8)

Basic weighted-average shares outstanding 65.1 64.7

Diluted weighted-average shares outstanding 65.7 64.7

Amounts attributable to Diebold, Incorporated

Income (loss) before discontinued operations, net of tax $ 20.4 $ (7.3)

Income from discontinued operations, net of tax 147.8 4.5

Net income (loss) attributable to Diebold, Incorporated $ 168.2 $ (2.8)

Basic earnings (loss) per share

Income (loss) from continuing operations, net of tax $ 0.31 $ (0.11)

Income from discontinued operations, net of tax 2.27 0.07

Net income (loss) attributable to Diebold, Incorporated $ 2.58 $ (0.04)

Diluted earnings (loss) per share

Income (loss) from continuing operations, net of tax $ 0.31 $ (0.11)

Income from discontinued operations, net of tax 2.25 0.07

Net income (loss) attributable to Diebold, Incorporated $ 2.56 $ (0.04)

Cash dividends paid per share $ 0.2875 $ 0.2875

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DIEBOLD, INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS—UNAUDITED

(IN MILLIONS)

YTD YTD

3/31/2016 12/31/2015

ASSETS

Current assets

Cash and cash equivalents $ 304.6 $ 313.6

Restricted cash 116.1 —

Short-term investments 49.7 39.9

Trade receivables, less allowances for doubtful accounts 459.3 413.9

Inventories 412.2 369.3

Current assets held for sale — 148.2

Other current assets 345.7 358.7

Total current assets 1,687.6 1,643.6

Securities and other investments 83.0 85.2

Property, plant and equipment, net 169.7 175.3

Goodwill 167.0 161.5

Other assets 170.7 176.8

Total assets $ 2,278.0 $ 2,242.4

LIABILITIES AND EQUITY

Current liabilities

Notes payable $ 103.7 $ 32.0

Accounts payable 248.9 281.7

Current liabilities held for sale — 49.4

Other current liabilities 637.5 592.7

Total current liabilities 990.1 955.8

Long-term debt 428.9 606.2

Long-term liabilities 239.9 244.9

Total Diebold, Incorporated shareholders’ equity 595.6 412.4

Noncontrolling interests 23.5 23.1

Total equity 619.1 435.5

Total liabilities and equity $ 2,278.0 $ 2,242.4

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DIEBOLD, INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS—UNAUDITED

(IN MILLIONS)

YTD YTD

3/31/2016 3/31/2015

Cash flow from operating activities

Net income (loss) $ 168.5 $ (5.6)

Income from discontinued operations, net of tax 147.8 4.5

Income (loss) from continuing operations, net of tax 20.7 (10.1)

Adjustments to reconcile net income to cash flow used by operating activities:

Depreciation and amortization 15.0 16.2

Devaluation of Venezuela balance sheet — 7.5

Impairment of assets — 19.4

Gain on foreign currency option contracts (36.5) —

Other 6.0 4.3

Cash flow from changes in certain assets and liabilities

Trade receivables (36.6) (76.0)

Inventories (31.9) (38.5)

Accounts payable (37.3) 7.2

Prepaid income taxes (13.3) (7.5)

Deferred revenue 3.8 41.5

Certain other assets and liabilities 0.2 (28.6)

Net cash used by operating activities—continuing operations (109.9) (64.6)

Net cash (used) provided by operating activities—discontinued operations (5.3) 2.4

Net cash used by operating activities (115.2) (62.2)

Cash flow from investing activities

Payments for acquisitions, net of cash acquired — (59.4)

Net investment activity (4.4) 1.8

Capital expenditures (4.7) (10.5)

Increase in certain other assets (4.7) (1.7)

Net cash used by investing activities—continuing operations (13.8) (69.8)

Net cash provided (used) by investing activities—discontinued operations 365.1 (0.3)

Net cash provided (used) by investing activities 351.3 (70.1)

Cash flow from financing activities

Dividends paid (18.8) (18.9)

Restricted cash, net (116.1) —

Net debt borrowings (108.4) 72.6

Repurchase of common shares (1.7) (2.6)

Other (2.0) 1.1

Net cash (used) provided by financing activities—continuing operations (247.0) 52.2

Net cash provided (used) by financing activities—discontinued operations — —

Net cash (used) provided by financing activities (247.0) 52.2

Effect of exchange rate changes on cash and cash equivalents 3.4 (14.8)

Decrease in cash and cash equivalents (7.5) (94.9)

Add: Cash overdraft included in assets held for sale at beginning of period (1.5) (4.1)

Less: Cash overdraft included in assets held for sale at end of period — (1.9)

Cash and cash equivalents at the beginning of the period 313.6 326.1

Cash and cash equivalents at the end of the period $ 304.6 $ 229.0

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Notes for Non-GAAP Measures

To supplement our condensed consolidated financial statements presented in accordance with GAAP, the company considers certain financial measures that are not prepared in accordance with GAAP, including non-GAAP results, adjusted earnings per share, EBITDA and Adjusted EBITDA, free cash flow/(use) and net investment/(debt).

1. Profit/loss summary (Dollars in millions):

	Q1 2016						Q1 2015					
	Net Sales	Gross Profit	% of Sales	OPEX	OP	% of Sales	Net Sales	Gross Profit	% of Sales	OPEX	OP	% of Sales
GAAP results	$509.6	$138.8	27.2%	$144.5	$(5.7)	(1.1)%	$574.8	$159.3	27.7%	$162.3	$(3.0)	(0.5)%
Restructuring		0.3		(0.1)	0.4			—		(3.1)	3.1	
Non-routine income/expense:												
Software impairment		—		—	—			—		(9.1)	9.1	
Venezuela divestiture		—		—	—			—		(10.3)	10.3	
Legal, indemnification and professional fees		—		(2.8)	2.8			—		(4.6)	4.6	
Acquisition/divestiture fees		—		(11.0)	11.0			—		—	—	
Brazil indirect tax		0.3		—	0.3			—		—	—	
Total non-routine income/expense	—	0.3		(13.8)	14.1		—	—		(24.0)	24.0	
Non-GAAP results	$509.6	$139.4	27.4%	$130.6	$8.8	1.7 %	$574.8	$159.3	27.7%	$135.2	$24.1	4.2 %

Restructuring expenses relate to the multi-year realignment focused on globalizing the company's service organization and creating a unified center-led global organization for research and development, as well as transforming the company's general and administrative cost structure. Non-routine income/expense relate to the company's decision to exit its Venezuela joint venture, a non-cash impairment associated with legacy Diebold software following the acquisition of Phoenix Interactive Design, legal, indemnification and professional fees paid by the company in connection with ongoing obligations related to prior regulatory settlements, including the cost of the independent monitor, potential acquisition and divestiture fees and ongoing interest charges related to the Brazil indirect tax matter.

2. Reconciliation of GAAP income from continuing operations to EBITDA and Adjusted EBITDA measures:

	Q1 2016	Q1 2015
Income (loss) from continuing operations, net of tax	**$ 20.7**	**$ (10.1)**
Income tax (benefit) expense	(0.8)	(3.4)
Interest expense	11.5	8.0
Investment income	(4.9)	(7.9)
Depreciation and amortization	15.0	16.2
EBITDA	**$ 41.5**	**$ 2.8**
Share-based compensation	5.6	4.3
Foreign exchange loss / (gain), net	2.4	9.2
Miscellaneous, net	(34.6)	1.2
Restructuring expenses	0.4	3.1
Non-routine expenses	14.1	24.0
Adjusted EBITDA	**$ 29.4**	**$ 44.6**
Adjusted EBITDA % revenue	5.8%	7.8%

We define EBITDA as income (loss) from continuing operations before taxes, net interest, depreciation and amortization expense. We define Adjusted EBITDA as EBITDA before the effect of the following items: share-based compensation, foreign exchange loss / (gain), net, GAAP miscellaneous, net, restructuring expense, and non-routine income / expense as outlined in Note 1 of the non-GAAP measures. These are non-GAAP financial measurements used by management to enhance the understanding of our operating results. EBITDA and Adjusted EBITDA are key measures we use to evaluate our operational performance. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income as a measure of operating results or as alternatives to cash flows from operating activities as a measure of liquidity in accordance with GAAP.

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3. Reconciliation of diluted GAAP EPS to non-GAAP EPS from continuing operations measures:

Q1 2016 Q1 2015

Total diluted EPS before discontinued operations, net of

tax (GAAP measure) $ 0.31 $ (0.11)

Restructuring — 0.05

Non-routine (income)/expense:

Software impairment — 0.09

Venezuela divestiture — 0.08

Venezuela devaluation — 0.07

Legal, indemnification and professional fees 0.03 0.04

Acquisition/divestiture fees 0.14 —

Acquisition related hedging (income)/expense (0.56) —

Other (inclusive of allocation of discrete tax items) 0.05 —

Total non-routine (income)/expense (0.34) 0.28

Total adjusted EPS (non-GAAP measure) $ (0.03) $ 0.22

EPS (non-GAAP)—discontinued operations $ (0.02) $ 0.07

EPS (non-GAAP)—including discontinued operations $ (0.05) $ 0.29

Restructuring expenses relate to the multi-year realignment focused on globalizing the company’s service organization and creating a unified center-led global organization for research and development, as well as transforming the company’s general and administrative cost structure. Non-routine (income)/expenses are related to the company’s decision to exit its Venezuela joint venture, currency devaluation of the Venezuela bolivar, a non-cash impairment associated with legacy Diebold software following the acquisition of Phoenix Interactive Design, legal, indemnification and professional fees paid by the company in connection with ongoing obligations related to prior regulatory settlements, including the cost of the independent monitor, potential acquisition and divestiture fees and the fair value of foreign currency option contracts related to the potential Wincor Nixdorf acquisition.

4. Free cash use from continuing operations is calculated as follows (Dollars in millions):

Q1 2016 Q1 2015

Net cash used in operating activities

(GAAP measure) $ (109.9) $ (64.6)

Capital expenditures (4.7) (10.5)

Free cash use (non-GAAP measure) $ (114.6) $ (75.1)

We define free cash flow/(use) as net cash provided by operating activities less capital expenditures. We consider free cash flow/(use) to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business that, after the purchase of property and equipment, can be used for strategic opportunities, including investing in the business, making strategic acquisitions, strengthening the balance sheet, and paying dividends.

5. Net debt is calculated as follows (Dollars in millions):

3/31/2016 12/31/2015

Cash, cash equivalents and short-term investments

(GAAP measure) $ 470.4 $ 353.5

Debt instruments (532.6) (638.2)

Net debt

(non-GAAP measure) $ (62.2) $ (284.7)

The company’s management believes that given the significant cash, cash equivalents and other investments on its balance sheet that net cash against outstanding debt is a meaningful net debt calculation. More than 95% of the company’s unrestricted cash and cash equivalents and short-term investments reside in international tax jurisdictions for all periods presented. For purposes of the net debt calculation at March 31, 2016, we have included the total cash and cash equivalents, short-term investments and restricted cash. The use of the restricted cash is limited to the repayment of debt and management intends to use the full balance of restricted cash for that purpose.

###

PR/16_3771

10 of 10

Exhibit 99.2

Investment Community Conference Call First Quarter Earnings Results April 28, 2016

Use of Non-GAAP Financial Information Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s condensed consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation. Diebold’s management uses constant currency, non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, EBITDA, adjusted EBITDA and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The company calculates constant currency by translating the prior year results at the current year exchange rate. These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow does not represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations. We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Forward-looking Statements In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the company’s future operating performance, the company's share of new and existing markets, the company's short- and long-term revenue and earnings growth rates, and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity.   The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise.   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:  the Company's ability to successfully consummate the purchase of Wincor-Nixdorf, including satisfying closing conditions; the ultimate outcome and results of integrating operations with Wincor Nixdorf, the ultimate outcome of operating strategy applied to Wincor Nixdorf and the ultimate ability to realize synergies; the success of the Company's strategic business alliance with Securitas AB; the Company's ability to reduce stranded costs related to its NA electronic security business from its ongoing operations; the ability to successfully consummate the transaction with the Inspur Group; competitive pressures, including pricing pressures and technological developments; changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures; changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations; global economic conditions, including any additional deterioration and disruption in the financial markets, including the bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit; acceptance of the company's product and technology introductions in the marketplace; the company's ability to maintain effective internal controls; changes in the company's intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, which could negatively impact foreign and domestic taxes; unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments; variations in consumer demand for financial self-service technologies, products and services; potential security violations to the company's information technology systems; the investment performance of our pension plan assets, which could require us to increase our pension contributions, and significant changes in healthcare costs, including those that may result from government action; the amount and timing of repurchases of the company's common shares, if any; and the company's ability to achieve benefits from its cost-reduction initiatives and other strategic changes, as well as its business process outsourcing initiative.

Important Information for Investors and Shareholders In connection with the proposed business combination with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the SEC, which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer to acquire all Wincor Nixdorf ordinary shares. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin“) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).   INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BaFin OR PUBLISHED AT DIEBOLD’S WEBSITE at www.diebold.com UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.   This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.    No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Business Overview Andy Mattes President and Chief Executive Officer

First Quarter 2016 Overview Financial Performance - YoY Operating results impacted by lower hardware volume FSS service revenue increased ~5% in constant currency Progress on Strategic Initiatives Seamless execution of the North America electronic security divestiture to Securitas AB Achieved several milestones in the pending combination with Wincor Nixdorf Surpassed the minimum threshold for tendered shares Finalized capital structure Received antitrust approval from the US and Turkey, as well as China early in the second quarter Expect to launch Inspur joint venture in China early in the third quarter

Services-based Company, Enabled by Software, Supported by Innovative Hardware Transformation initiatives improving mix of revenue and higher gross margins Note: Revenue mix excludes North America Electronic Security 1 Excludes Brazil Other from hardware revenue 2 Represents non-GAAP financial metric % % 43 2014 Services & Software Product1 Mid-term Service Gross Margin 27.0% 28.1% 32.1% 33.3% 32.2% ~35% Product Gross Margin 23.1% 18.6% 20.2% 18.7% 17.9% ~20% Total Gross Margin 25.1% 23.8% 26.4% 27.1% 27.4% Total Diebold Non-GAAP Margin Performance2 67 2015 YTD ‘16

FSS Regional Trends Note: Orders include both product order entry and service revenue in constant currency NORTH AMERICA: Orders were down 5% Regions Bank selected ActivEdge as its standard card reader – initial rollout on 400 ATMs Solid pipeline of branch automation, NextGen and service opportunities LATIN AMERICA: Orders down due to difficult year-over-year comparison Signed a product and service agreement with BBVA Bancomer for 700 ATMs throughout Mexico Secured competitive wins with two financial institutions in Chile EMEA: Orders were up 5% - growth in both products and services Strong orders year-over-year in Middle East & Africa New product & service contract with a top-5 French bank Won branch transformation contracts with new customers in Spain and the U.K. ASIA-PACIFIC: Orders weighed down by China and delays in India Expect to launch Inspur joint venture in China early in the third quarter Pursuing large product and service opportunities outside of China

More resources for innovative R&D Combined installed base of nearly 1 million ATMs worldwide Diebold’s position in North America combined with Wincor Nixdorf’s position in Europe Better aligned with addressable market Scale benefits Expecting $160 million of annual cost synergies by end of year 3 Broader addressable market of $60 billion ~$3 billion of services & software revenue1 Enhanced services portfolio spanning more markets Packaged & custom offerings backed by strong professional services organization Phoenix multi-vendor software capabilities Note:1) Pro forma for combined company for the twelve months ended December 31, 2015. Omnichannel software innovation Innovation accelerates through significant scale Global footprint Opportunity for stronger returns on capital Excellence in services + Creating a Premier Self-Service Company Strong strategic rationale for business combination

Financial Overview Chris Chapman Senior Vice President and Chief Financial Officer

2015 vs. 2016 ($ in millions) Total Revenue Q1 Summary: Down 11%, or 6% constant currency (CC) Negative currency impact across all geographies In constant currency, Service revenue increased 4% Product revenue decreased 20% primarily due to lower volume in emerging markets FSS revenue down 4% in CC Security revenue down $7 million in CC Brazil other revenue down $5 million in CC FX Imact Total Revenue Down 6% CC

2015 vs. 2016 Gross Margins – non-GAAP* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Q1 Gross Margin: Down 30 basis points Service gross margin down 50 bps Product gross margin down 250 bps Service Gross Margin Total Gross Margin Product Gross Margin

Operating Expense – non-GAAP* Q1 Operating Expense Summary: Down ~$4M due to the benefit from cost actions and lower variable selling expense As a percentage of revenue, up 210 bps Expect $15 million in net program savings from Diebold 2.0 in 2016 * See reconciliation of GAAP to non-GAAP measures at the end of this presentation 2015 vs. 2016 ($ in millions) Operating Expense

2015 vs. 2016 ($ in millions) Operating Profit and Adjusted EBITDA – non-GAAP* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Q1 Operating Profit: Impacted by lower product volume as well as F/X headwinds Quarter 1Q15 1Q16 Total Revenue $574.8 $509.6 Total Gross Profit $159.3 $139.4 Gross Margin 27.7% 27.4% Operating Expenses Selling, G&A $113.4 $112.1 Research and Development 21.8 18.5 Total Operating Expenses $135.2 $130.6 Percent of Revenue 23.5% 25.6% Total Operating Profit $24.1 $8.8 Operating Margin 4.2% 1.7% Adjusted EBITDA $44.6 $29.4 Adjusted EBITDA Margin 7.8% 5.8% Operating Margin

Segment Reporting – non-GAAP Operating profit by reporting segment ($ in millions) *Corporate charges not allocated to segments include headquarter-based costs associated with manufacturing administration, procurement, human resources, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global information technology, tax, treasury and legal 1Q15 1Q16 $ Var % Var North America $61.1 $53.4 $(7.7) (13)% Asia Pacific 18.2 8.7 (9.5) (52)% EMEA 12.4 10.4 (2.0) (16)% Latin America 3.1 7.0 3.9 126% Total segment operating profit $94.8 $79.5 $(15.3) (16)% Global/Corporate charges not allocated to segments* (70.7) (70.7) -- -- Total non-GAAP operating profit $24.1 $8.8 $(15.3) (63)%

EPS Reconciliation 1Q15 1Q16 EPS (GAAP) – continuing operations $(0.11) $0.31 Restructuring charges $0.05 -- Non-routine (income)/expense: Software impairment 0.09 -- Venezuela divestiture 0.08 -- Venezuela devaluation 0.07 -- Legal, indemnification and professional fees 0.04 0.03 Acquisition/divestiture fees -- 0.14 Acquisition related hedging (income)/expense -- (0.56) Other (inclusive of allocation of discrete tax items) -- 0.05 Total non-routine (income)/expense $0.28 $(0.34) Total adjusted EPS (non-GAAP ) - Continuing $0.22 $(0.03) Tax rate (non-GAAP) 24.7% 233.6% EPS (non-GAAP ) – Discontinued Operations 0.07 (0.02) EPS (non-GAAP ) – Including Discontinued Operations $0.29 $(0.05) Tax rate (non-GAAP) – Including Discontinued Operations 26.5% (379.1)% Note: The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.

2015 vs. 2016 ($ in millions) Free Cash Flow* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Free Cash Flow (Use): 1Q free cash use of $115M Cash use increased $40M compared to the prior year period Attributable to higher M&A fees and lower GAAP cash earnings Steady progress working through North America service invoicing delays Inventory remains elevated in support of multi-vendor service wins Free Cash Flow 2016 2015

Working Capital Days Sales Outstanding Inventory Turns

Liquidity & Net Debt ($ in millions) * Capital includes Diebold shareholders’ equity, excludes non-controlling interest March 31, 2015 Dec. 31, 2015 March 31, 2016 Cash, cash equivalents and other investments (GAAP measure) $343.3 $353.5 $470.4 Debt Instruments (577.1) (638.2) (532.6) Net (debt) (non-GAAP measure) ($233.7) ($284.7) ($62.2) Net debt to capital* ratio 22.8% 27.1% 5.5% Net (debt) from 2014 - 2016

New Capital Structure Anticipated financing and replacement facilities upon closing of the Wincor Nixdorf acquisition and first compliance certificate ($ in millions) Financing Size (M) Interest Rate Index and Margin Term Maturity / Termination Dates Revolving Credit Facility $520 LIBOR + 2.00% 5 Yr December 2020 Term Loan A Facility 230 LIBOR + 2.00% 5 Yr December 2020 Delayed Draw Term Loan A 250 LIBOR + 2.00% 5 Yr December 2020 USD Term Loan B Facility 1,000 LIBOR(1) + 4.50% 7.5 Yr November 2023 EUR Term Loan B Facility ~400 EURIBOR(2) + 4.25% 7.5 Yr November 2023 High Yield Notes 400 8.50% 8 Yr April 2024 Total $2,800 Mid-5% 1 LIBOR with a floor of 0.75% 2 EURIBOR with a floor of 0.75% Financing in-line with original expectations

2016 Outlook and EPS Bridge 2016 Outlook Total revenue (as reported) Down 2% to flat Total revenue (in constant currency) flat to up 2% FSS Flat to up 2% Security Flat Brazil other ~$45M Adjusted EBITDA (non-GAAP) $220M - $235M 2016 EPS (GAAP) $0.70 – $0.95 Restructuring ~$0.10 - $0.05 Legal, professional fees and other ~$0.10 Acquisition/divestiture fees(1) ~$1.10 - $1.05 Acquisition related hedging/(income) ~$(0.55) 2016 EPS (non-GAAP) $1.45 - $1.60 Non-GAAP effective tax rate ~28% Total free cash flow ~$150M Non-GAAP EPS Bridge 2015 reported EPS from continuing operations $1.58 Normalized tax rate – 28% $(0.30) 2016 growth ~$0.15 – $0.30 2016 EPS (non-GAAP) $1.45 - $1.60 (1) Includes approximately $0.80 of acquisition related interest expense

Thank You

Supplemental Schedules

Reconciliation GAAP to non-GAAP ($ in millions) EBITDA Reconciliation Note: We define EBITDA as income (loss) from continuing operations before taxes, net interest, depreciation and amortization expense. We define Adjusted EBITDA as EBITDA before the effect of the following items: share-based compensation, foreign exchange loss / (gain), net, GAAP miscellaneous, net, restructuring expense, and non-routine income / expense as outlined in Note 1 of the non-GAAP measures. These are non- GAAP financial measurements used by management to enhance the understanding of our operating results. EBITDA and Adjusted EBITDA are key measures we use to evaluate our operational performance. We provide EBITDA and Adjusted EBITDA because we believe that investors and securities analysts will find EBITDA and Adjusted EBITDA to be useful measures for evaluating our operating performance and comparing our operating performance with that of similar companies that have different capital structures and for evaluating our ability to meet our future debt service, capital expenditures, and working capital requirements. However, EBITDA and Adjusted EBITDA should not be considered as alternatives to net income as a measure of operating results or as alternatives to cash flows from operating activities as a measure of liquidity in accordance with GAAP.

Q1 2016 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ in millions)

	2016 (GAAP)	Restructuring	Legal, indem. & prof. fees	Gain on sale of NA Electr. Sec.	Acquisition / divestiture fees	Acq. related hedging (inc)/exp	Brazil Indirect Tax	Other non-routine inc/exp	2016 (non-GAAP)
Total Revenue	$509.6	$—	$—	$—	$—	$—	$—	$—	$509.6
Total Gross Profit	$138.8	$0.3	$—	$—	$—	$—	$0.3	$—	$139.4
Percent of Net Sales	27.2%								27.4%
Operating Expenses									
Selling, G & A	$125.6	$(0.1)	$(2.8)	$—	$(11.0)	$—	$—	$—	$111.7
R , D & E	$18.5	$—	$—	$—	$—	$—	$—	$—	$18.5
(Gain)/Loss on Assets	$0.4	$—	$—	$—	$—	$—	$—	$—	$0.4
Impairment of Assets	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total Operating Expense	$144.5	$(0.1)	$(2.8)	$—	$(11.0)	$—	$—	$—	$130.6
Percent of Net Sales	28.4%								25.6%
Operating Profit	$(5.7)	$0.4	$2.8	$—	$11.0	$—	$0.3	$—	$8.8
Percent of Net Sales	(1.1)%								1.7%
Other income/(expense)	$25.6	$—	$—	$—	$3.9	$(36.6)	$—	$—	$(7.1)
Inc from Cont Ops before Tax	$19.9	$0.4	$2.8	$—	$14.9	$(36.6)	$0.3	$—	$1.7
Percent of Net Sales	3.9%								0.3%
Income Taxes	$0.8	$(0.1)	$(1.1)	$—	$(5.5)	$—	$—	$2.7	$(3.2)
Income from Cont Ops	$20.7	$0.3	$1.7	$—	$9.4	$(36.6)	$0.3	$2.7	$(1.5)
Percent of Net Sales	4.1%								(0.3)%
Noncontrol Interest - Net Tax	$(0.3)	$—	$—	$—	$—	$—	$—	$—	$(0.3)
Inc from Cont Ops - Net Tax	$20.4	$0.3	$1.7	$—	$9.4	$(36.6)	$0.3	$2.7	$(1.8)
Loss from Disc Ops - Net Tax	$(1.3)	$—	$—	$—	$—	$—	$—	$—	$(1.3)
Income on Sale of Disc Ops - Net Tax	$149.1	$—	$—	$(149.1)	$—	$—	$—	$—	$—
Net Income	$168.2	$0.3	$1.7	$(149.1)	$9.4	$(36.6)	$0.3	$2.7	$(3.1)
Percent of Net Sales	33.0%								(0.6)%

25
DIEBOLD

Q1 2015 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ in millions)

	2015 (GAAP)	Restructuring	Software Impairment	Venezuela Divestiture	Venezuela Devaluation	Legal, indem. & prof. fees	Other non-routine inc/exp	2015 (non-GAAP)
Total Revenue	$574.8	$—	$—	$—	$—	$—	$—	$574.8
Total Gross Profit	$159.3	$—	$—	$—	$—	$—	$—	$159.3
Percent of Net Sales	27.7%							27.7%
Operating Expenses								
Selling, G & A	$120.5	$(2.6)	$—	$—	$—	$(4.6)	$—	$113.3
R , D & E	$22.3	$(0.6)	$—	$—	$—	$—	$—	$21.8
(Gain)/Loss on Assets	$0.1	$—	$—	$—	$—	$—	$—	$0.1
Impairment of Assets	$19.4	$—	$(9.1)	$(10.3)	$—	$—	$—	$—
Total Operating Expense	$162.3	$(3.1)	$(9.1)	$(10.3)	$—	$(4.6)	$—	$135.2
Percent of Net Sales	28.2%							23.5%
Total Operating Profit	$(3.0)	$3.1	$9.1	$10.3	$—	$4.6	$—	$24.1
Percent of Net Sales	(0.5)%							4.2%
Other income/(expense)	$(10.5)	$—	$—	$—	$7.5	$—	$—	$(3.1)
Inc from Cont Ops before Tax	$(13.5)	$3.1	$9.1	$10.3	$7.5	$4.6	$—	$21.0
Percent of Net Sales	(2.3)%							3.7%
Income Taxes	$3.4	$—	$(3.4)	$(2.3)	$(1.7)	$(1.8)	$0.5	$(5.2)
Income from Cont Ops	$(10.1)	$3.1	$5.7	$7.9	$5.8	$2.8	$0.5	$15.8
Percent of Net Sales	(1.8)%							2.7%
Noncontrol Interest - Net Tax	$2.8	$—	$—	$2.9	$1.1	$—	$—	$(1.1)
Inc from Cont Ops - Net Tax	$(7.3)	$3.1	$5.7	$5.0	$4.7	$2.8	$0.5	$14.7
Income from Disc Ops - Net Tax	$4.5	$—	$—	$—	$—	$—	$—	$4.5
Net Income	$(2.8)	$3.1	$5.7	$5.0	$4.7	$2.8	$0.5	$19.2
Percent of Net Sales	(0.5)%							3.3%

26

DIEBOLD

Q1 2016 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ in millions)

Q1 2015 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ in millions)

2015 (GAAP) Restructuring Brazil Indirect Tax 2015 (non-GAAP) Service Revenue $1,394.2 — — $1,394.2 Product Revenue $1,025.1 — — $1,025.1 Total Revenue $2,419.3 — — $2,419.3 Service Gross Profit $461.4 $3.1 — $464.5 Percent of Net Sales 33.1% 33.3% Product Gross Profit $190.6 $1.4 $0.2 $192.2 Percent of Net Sales 18.6% 18.7% Total Gross Profit $652.0 $4.5 $0.2 $656.7 Percent on Net Sales 26.9% 27.1% 2015 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ in millions)

2014 (GAAP) Restructuring Brazil Indirect Tax 2014 (non-GAAP) Service Revenue $1,432.8 — — $1,432.8 Product Revenue $1,302.0 — — $1,302.0 Total Revenue $2,734.8 — — $2,734.8 Service Gross Profit $458.0 $1.4 — $459.4 Percent of Net Sales 32.0% 32.1% Product Gross Profit $268.2 $0.5 (5.8) $262.9 Percent of Net Sales 20.6% 20.2% Total Gross Profit $726.2 $1.9 (5.8) $722.3 Percent on Net Sales 26.6% 26.4% 2014 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ in millions)

2013 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ in millions)

2012 Product & Service Gross Profit Reconciliation GAAP to non-GAAP ($ in millions)

($ in millions) Free Cash Flow Reconciliation 1Q15 1Q16 Net cash provided by (used in) operating activities $(64.6) $(109.9) Capital expenditures (10.5) (4.7) Free cash flow (use) (non-GAAP measure) $(75.1) $(114.6) 2013 2014 2015 2016 Outlook Net cash provided by (used in) operating activities $123 $189 $31 ~$190 Capital expenditures ($34) ($60) ($52) ~($40) Free cash flow (use) (non-GAAP measure) $89 $129 ($21) ~$150

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 5, 2016, that includes a prospectus of Diebold to be used in connection with the offer. In addition, on February 4, 2016, the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) approved the publication of the German offer document in connection with the offer. Diebold has published the German offer document on February 5, 2016. The acceptance period for the offer expired at the end of March 22, 2016 (Central European Time), and the statutory additional acceptance period expired at the end of April 12, 2016 (Central European Summer Time).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further, you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, or by e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Terms and further provisions regarding the public offer are disclosed in the offer document, which was published on February 5, 2016, and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the prospectus, the offer document and all documents in connection with the public offer because these documents contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the U.S. Securities Act of 1933, as amended, and a German offer document in accordance with applicable European regulations, including the German Securities Acquisition and Takeover Act and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in the prospectus that is attached as Annex 4 to the German offer document and has been filed with the SEC. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.